November 20, 2013

Via EDGAR

Kathryn McHale
Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             PacWest Bancorp

Amendment No. 1 to Registration Statement on Form S-4

Filed October 28, 2013

File No. 333-191130

Dear Ms. McHale:

On behalf of PacWest Bancorp (“PacWest” or the “Company”), set forth below are the responses to the comments and questions of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated November 12, 2013 regarding the Company’s amended preliminary joint proxy statement/prospectus on Form S-4, filed with the Commission on October 28, 2013 (the “First Amended Preliminary S-4”). For your convenience, this letter is formatted to reproduce your numbered comments in bold text followed by our response.

In some of the responses, the Company has agreed to change or supplement the disclosures in its filings. It is doing so in the spirit of cooperation with the Staff, and not because the Company believes its prior filings are materially deficient or inaccurate. Accordingly, any amendment to its filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures by the Company were in any way deficient.

With this letter, the Company is filing Amendment No. 2 to the Preliminary S-4 (the “Second Amended Preliminary S-4”) with the Commission today, which includes the revised disclosure and certain other updated information.

Amendment No. 1 to Registration Statement on Form S-4

General

1.              Please fill in all blanks throughout the registration statement prior to effectiveness, except for information which may be omitted in reliance upon an available rule.

The Company respectfully advises the Staff that it has revised the disclosure in the Second Amended Preliminary S-4 in response to this comment.  The remaining blanks relating to the meeting date, record date, the last practicable date before the date of the proxy statement/prospectus and information keyed off of those dates will be provided in either a further amendment to the registration statement or a prospectus filed pursuant to Rule 424(b) on or prior to the mailing date.

The Merger, page 58

2.              We note your revised disclosure and response to prior comment 7 in our letter dated October 9, 2013. Please tell us why you did not feel that inclusion of the revenue line item in the prospective financial data tables for CapitalSource and PacWest, appearing on pages 76 and 88 respectively, was appropriate or revise.

The Company respectfully advises the Staff that it included in the First Amended Preliminary S-4 net interest income and noninterest income in the prospective financial data tables for CapitalSource and the Company (appearing on pages 76 and 88 respectively) because, in their view, the combination of those two line items is typically what is thought of as the “revenue” of a commercial lending institution such as CapitalSource and PacWest within the industry including, among others, by investors in such institutions, analysts and other commercial lending institutions.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Unaudited Pro Forma Combined Condensed Consolidated Statement of Earnings Adjustments, page 140

3.              We note pro forma adjustment (x) changed materially in the S-4/A compared to the S-4 for both the periods presented. Please tell us and revise your next amendment to provide additional details concerning how you determined pro forma adjustment (x) and why there were material changes in this amendment compared to the original S-4.

The Company respectfully advises the Staff that in the Second Amended Preliminary S-4 it has revised the pro forma adjustments for the subordinated debentures to use the contractual life of 22 years of such debt in accordance with Rule 11-02(b)(6) of Regulation S-X.  The pro forma adjustments for the subordinated debentures were calculated as follows (dollars in thousands):  for the nine months ended September 30, 2013, $102,900 / 264 months = $390 and $390 x 9 months = $3,510 and for the year ended December 31, 2012, $102,900 / 264 months = $390 and $390 x 12 months = $4,680.  In the Preliminary S-4, the subordinated debentures adjustment assumed such debt would be paid off prior to their contractual maturity and assumed an estimated life of seven years.  Thus, the pro forma adjustments were calculated as follows (dollars in thousands):  for the six months ended June 30, 2013, $137,439 / 84 months = $1,636 and $1,636 x 6 months = $9,816 and for the year ended December 31, 2012, $137,439 / 84 months = $1,636 and $1,636 x 12 months = $19,632.

In connection with this response to the Staff’s comments and questions, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (310) 712-6603.

Sincerely,

/s/ Patrick S. Brown
Patrick S. Brown

cc:                                Jared M. Wolff
(PacWest Bancorp)

Kori Ogrosky
(CapitalSource Inc.)

Matthew M. Guest

(Wachtell, Lipton, Rosen & Katz)